Exhibit 99.1

Babcock & Brown Air Limited
West Pier • Dun Laonghaire • County Dublin • Ireland
T +353 1 231 1900 • F +353 1 231 1901 • www.babcockbrown.com

NYSE Release

B&B AIR TO ACQUIRE FIVE AIRCRAFT, INCREASING

PORTFOLIO TO 59 AIRCRAFT

Dublin, Ireland, March 13, 2008 – Babcock & Brown Air Limited (NYSE: FLY) (“B&B Air”), a global lessor of commercial jet aircraft, announced today that it has acquired five additional aircraft, increasing its portfolio to a total of 59 acquired and committed aircraft.

The five new aircraft include:

•	One Airbus A319-112 on lease to Virgin America (US)
•	One Airbus A330-200 on lease to LTU (Germany)
•	Two Boeing 757-200s on lease to Icelandair (Iceland)
•	One Boeing 777-200ER on lease to KLM (Netherlands)

The five aircraft, on lease to four airlines in two continents, cost approximately $265 million. The acquisitions are being funded from the Company’s five-year, $1.1 billion acquisition credit facility. When combined with the seven purchases announced in December 2007, B&B Air’s acquisitions now total $513 million since the company completed an IPO on the NYSE in September 2007.

“These five aircraft on lease to four airlines represent another significant step for B&B Air, following the acquisitions we announced on December 12th,” said Colm Barrington, CEO of B&B Air. “We have continued to find attractive deals that are enhancing the diversity of our aircraft portfolio and lessee base while increasing our distributable cash flow per share. The financial and management structures we put in place for B&B Air are already showing positive results and we are confident that we can continue to produce attractive returns for our shareholders.”

Since its launch last year, B&B Air has increased its portfolio by 26% to 59 aircraft and has increased its annualized contracted base lease rentals by nearly 40% to over $200 million.

The weighted average age of the five additional aircraft is 5.0 years and the weighted average remaining lease terms are 6.9 years. Following acquisition of the additional aircraft the weighted average age of B&B Air’s portfolio will be 6.2 years and the weighted average remaining lease terms will be 6.4 years, both as of April 1, 2008.

About Babcock & Brown Air Limited

Babcock & Brown Air acquires and leases commercial jet aircraft. B&B Air was formed by Babcock & Brown Limited (ASX: BNB), a global investment and advisory firm with more than 25 years of experience in aircraft leasing and financing. B&B Air leases its aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. B&B Air’s strategy is to grow its portfolio through accretive acquisitions of leased aircraft and to increase its distributable cash flows and quarterly dividends. For more information, visit www.babcockbrownair.com.

Caution Concerning Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to plans, objectives, expectations and intentions and other statements contained in this release that are not historical facts, as well as statements identified by words such as “expects,” “anticipates,” “intends,” plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond B&B Air’s control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

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Contact:

Matt Dallas

Babcock & Brown

+ 1 212-796-3918

matt.dallas@babcockbrown.com